EXHIBIT 21.1
RANGE RESOURCES CORPORATION
Subsidiaries of Registrant

		Percentage of
		Voting Securities
	Jurisdiction of	Owned by
Name	Incorporation	Immediate Parent
Energy Assets Operating Company	Delaware	100%
Range Resources — Appalachia, LLC	Delaware	100%
Mountain Front Partners, LLC	Oklahoma	100%
Range Resources — Pine Mountain, Inc.	Virginia	100%
Range Energy I, Inc.	Delaware	100%
Range Energy Services Company	Delaware	100%
Range Gathering & Processing Company	Delaware	100%
Range Holdco, Inc.	Delaware	100%
Range Operating New Mexico, Inc.	Delaware	100%
Range Operating Texas, LLC	Delaware	100%
Range Production Company	Delaware	100%
Range Resources — Midcontinent, LLC	Oklahoma	100%
Range Texas Production, L.LC.	Delaware	100%
REVC Holdco, LLC	Delaware	100%
WCR/Range GP, LLC	Texas	100%
Oil and Gas Title Abstracting, LLC	Pennsylvania	100%
American Energy Systems, LLC	Delaware	100%
Victory Energy Partners, L.L.C.	Texas	100%